Exhibit 99.1

SaverOne Engages with Top-tier Global Consultancy Firm to Develop Strategic Plan for its Vulnerable Road User (VRU) Solution.

A spin-off is one of the options that is under consideration

Petah Tikvah, Israel, March 21, 2024 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company that develops and sells transportation safety solutions, today announced that it has signed an agreement, partnering with a top-tier global consultancy firm, to support the development of a business model around SaverOne’s Vulnerable Road User (VRU) solution.

The initiative focuses on assessing the potential of the VRU solution and building a full understanding of the solution’s value proposition and market potential within the automotive industry. Deliverables include a comprehensive business plan including an analysis of the competitive landscape as well as a detailed approach for developing the VRU business either within SaverOne or via a spin-off. One of the goals of this strategic initiative is to enhance shareholder’ value.

SaverOne’s VRU solution has the potential to significantly enhance the performance of Advanced Driver Assistance System (ADAS) sensors (camera, lidar and radar) through its superior ability to deal with NLoS (non-line of sight) situations as well as adverse weather conditions and low-visibility. The solution detects VRUs such as pedestrians or cyclists in the vicinity of the vehicle, to avoid and prevent a collision. SaverOne’s technology identifies the exact location and direction of movement of the VRU via their RF footprint from their cellphone signal.

Ori Gilboa, CEO of SaverOne, stated, “Leveraging our technology, our VRU sensor brings new and unique safety capabilities to the large and significant ADAS market. We believe this important initiative will enable us to further develop the business around our VRU sensor, enabling us to take well- considered strategic steps. We are committed to developing a robust business for our VRU protection solution and would like to cooperate with strategic partners and investors to implement it.”

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures and our ability to continue as a going concern; the ability of our technology to substantially improve the safety of drivers; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; any resurgence of the COVID-19 pandemic and its impact on our business and industry; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft
+1 212 378 8040
saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat
John@theinvestor.co.il